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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                      ------------------------------------


                        CONSOLIDATED CAPITAL GROWTH FUND
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------








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       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 19, 1997, as amended by Amendment No. 1 filed with the Commission on January 15, 1998 (the "Schedule 14D-1") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 4 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on December 20, 1994, as amended by Amendment No. 1 filed with the Commission on May 2, 1997, Amendment No. 2 filed with the Commission on December 19, 1997 and Amendment No. 3 filed with the Commission on January 15, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 15,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Growth Fund at a purchase price of $300 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 19, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule 14D-1.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Friday, January 30, 1998. On January 22, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 2,333 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 2 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(5) Text of press release issued by the Purchaser on January 22, 1998.





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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1998


                                      MADISON RIVER PROPERTIES, L.L.C.


                                      By:    /s/ JEFFREY P. COHEN
                                            -----------------------------------
                                            Jeffrey P. Cohen
                                            Manager



                                      INSIGNIA PROPERTIES, L.P.

                                      By:   Insignia Properties Trust,
                                            its General Partner


                                      By:    /s/ JEFFREY P. COHEN
                                            -----------------------------------
                                            Jeffrey P. Cohen
                                            Senior Vice President



                                      INSIGNIA PROPERTIES TRUST


                                      By:    /s/ JEFFREY P. COHEN
                                            -----------------------------------
                                            Jeffrey P. Cohen
                                            Senior Vice President



                                      INSIGNIA FINANCIAL GROUP, INC.


                                      By:    /s/ FRANK M. GARRISON
                                            -----------------------------------
                                            Frank M. Garrison
                                            Executive Managing Director



                                      SOLELY FOR PURPOSES OF, AND INSOFAR AS
                                      THIS FILING CONSTITUTES, AMENDMENT NO. 4
                                      TO THE STATEMENT ON SCHEDULE 13D


                                        /s/  ANDREW L. FARKAS
                                       ----------------------------------------
                                       By:   Jeffrey P. Cohen, Attorney-in-Fact




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                                 EXHIBIT INDEX



   EXHIBIT NO.                           DESCRIPTION

      (a)(5) Text of press release issued by the Purchaser on January 22, 1998.



















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